PE
7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

RADCOM LTD.
(Translation of registrant's name into English)

Raoul Wallenberg Street., Tel Aviv 69719, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____√ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No____√

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.
(Registrant)

Date: August 14, 2002

By: ______________________
David Zigdon
Chief Financial Officer

RADCOM LTD.

NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2002 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on Thursday, September 12, 2002 at 16:00 P.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1) To elect four (4) directors to serve as members of our Board of Directors;

(2) To reappoint our auditors, and to authorize our Board of Directors to fix the remuneration of the auditors in accordance with the amount and nature of their services;

(3) To approve the grant of options to purchase 30,000 Ordinary Shares to each of Rony Ross, Dan Barnea, Mordechai (Moty) Ben-Arie and Zohar Gilon, directors of the Company;

(4) To approve the grant of options to purchase 45,000 Ordinary Shares to Zohar Zisapel, the Chairman of the Board of Directors of the Company;

(5) To approve the grant of options to purchase 120,000 Ordinary Shares to Arnon Tousia - Cohen, a director of the Company and the Company's Chief Executive Officer;

(6) To present and discuss the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2001; and

(7) To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on August 5, 2002 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

By Order of the Board of Directors,

A Toussia-Cohen

Arnon Toussia-Cohen
Chief Executive Officer

Dated: August 5, 2002

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL

PROXY STATEMENT

2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2002 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2002 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 12, 2002 at 16:00 P.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

It is proposed that at the Meeting, resolutions be adopted as follows:

1. To elect four (4) directors to serve as members of our Board of Directors;
2. To reappoint our auditors, and to authorize our Board of Directors to fix the remuneration of the auditors in accordance with the amount and nature of their services;
3. To approve the grant of options to purchase 30,000 Ordinary Shares to each of Rony Ross, Dan Barnea, Mordechai (Moty) Ben-Arie and Zohar Gilon, directors of the Company;
4. To approve the grant of options to purchase 45,000 Ordinary Shares to Zohar Zisapel, the Chairman of the Board of Directors of the Company;
5. To approve the grant of options to purchase 120,000 Ordinary Shares to Arnon Tousia - Cohen, a director of the Company and the Company's Chief Executive Officer.

Additionally, the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2001 will be presented for review and discussion.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 5, 2002 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 9, 2002 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 5, 2002 will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on June 30, 2002, 10,492,050 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least 33 1/3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2002 the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's shares, and (ii) the directors.

The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Zohar Zisapel	2,153,069 (1)	19.26%
Yehuda Zisapel	1,396,034 (2)	12.49%
J. Carrlo Cannell, D/B/A Cannell Capital Management	1,359,240	12.16%
All directors and executive officers as a group (13 persons)	2,791,405	24.97%

Percentages in the above table are based on 10,492,050 Ordinary Shares outstanding as of June 30, 2002, plus such number of Ordinary Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within 60 days of June 30, 2002.

---

(1) Includes 127,946 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 51,000 Ordinary Shares owned of record by Klil and Michael Ltd., an Israeli company, and 48,333 Ordinary Shares issuable upon exercise of options exercisable within 60 days of June 30, 2002. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Klil and Michael Ltd.. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. Zohar Zisapel and Yehuda Zisapel are brothers.

(2) Includes 127,946 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 910,360 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications, Ltd. and Retem Local

Networks Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Retem Local Networks Ltd. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

ITEM 1 - ELECTION OF DIRECTORS

Under the Company's Articles of Association, the Board of Directors is to consist of not less than three (3) and not more than nine (9) directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors which can be elected as members of the Board of Directors of the Company, as fixed at the last annual general meeting, is six (6). Directors of the Company, other than external directors, are elected at each annual general meeting of Shareholders. At the Meeting, shareholders will be asked to re-elect Zohar Zisapel, Mordechai (Moty) Ben-Arie, Arnon Toussia-Cohen, and Zohar Gilon to serve as members of our Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four nominees named below as directors of the Company, each to hold office until the next annual general meeting and until his successor shall have duly taken officer, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the four nominees named below as directors of the Company. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above entitled chart "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" for information pertaining to stock ownership by certain nominees.

A brief biography of each nominee is set forth below:

Mr. Zohar Zisapel, (53) one of the co-founders of our company, has served as our Chairman of the Board since our inception. Mr. Zisapel also serves as a director of RADCOM Equipment, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997, and he is a Director of other members of the RAD-BYNET Group, including SILICOM Ltd., RADVision Ltd., RADWARE Ltd, Ceragon Ltd and RIT Technologies Ltd., and of other unaffiliated companies. Mr. Zisapel previously served as Head of the Electronics Research Department of the Israeli Ministry of Defense. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion, Haifa and an M.B.A. degree from Tel Aviv University.

Mr. Mordechai (Moty) Ben-Arie, (46) one of the co-founders of our company, has been a Director since we commenced operations in May 1991 and was our Chief Executive Officer from May 1991 until September 1998. He serves as a general partner of Walden Israel Fund L.P., a venture capital fund. Prior to his becoming our Chief Executive

Officer, he managed a series of research and development projects for Elisra Ltd., an Israeli manufacturer of communications equipment, and served in a technical position in the Israeli Army. Mr. Ben-Arie has a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Mr. Arnon Toussia-Cohen, (47) our President and Chief Executive Officer joined us in September 1998, and has served as a Director since September 1999. He is also a director of RADCOM Equipment, Inc. Prior to his becoming our President and Chief Executive Officer, he worked for Telrad Telecommunications Industries, a leading Israeli telecommunications equipment manufacturer, in a number of capacities, including R&D Division Manager, VP for Business Systems and most recently as President of Telrad Telecommunications Inc., the company's subsidiary in North America. Mr. Toussia-Cohen has a B.Sc. degree in electrical engineering from the Technion and a diploma in Advanced Business Studies for Managers from the Open University in Israel.

Mr. Zohar Gilon (54) has served as a Director since June 1995. He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S. From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon is a private investor in numerous high-technology companies, including affiliates of ours in Israel, and is a director of Silicom, RIT, Cergaon Ltd, AVT and Orsense. He holds a B.Sc. degree in electrical engineering from the Technion, Haifa and an M.B.A. degree from Tel Aviv University. Mr. Gilon is a member of our audit committee.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is required for the election of the directors.

It is proposed that at the Meeting the following resolution be adopted:

"**RESOLVED,** that Zohar Zisapel, Mordechai (Moty) Ben-Arie, Arnon Toussia-Cohen and Zohar Gilon be elected to serve as members of the Board of Directors of the Company, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2- REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, as our independent auditors for the fiscal year ending December 31, 2002. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Somekh Chaikin. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the resolution appointing the auditors.

It is proposed that at the Meeting the following resolutions be adopted:

"**RESOLVED,** that Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, be, and hereby are, appointed as the independent auditors of the Company for the fiscal year ending December 31, 2002, and that the Board of Directors of the Company be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE 30,000 ORDINARY SHARES TO RONY ROSS, DAN BARNEA, MORDECHAI (MOTY) BEN-ARIE AND ZOHAR GILON

By action of the Company's Board of Directors and Audit Committee, Rony Ross, Dan Barnea, Mordechai (Moty) Ben-Arie and Zohar Gilon, directors of the Company, were each granted options to purchase 30,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), as long as each such director continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001.

The grant of options to Rony Ross and Dan Barnea, both external directors of the Company, are prohibited by regulations issued pursuant to the Israeli Companies Law, and their respective option grants are contingent upon an appropriate amendment to the applicable regulations.

It is proposed that at the Meeting the following resolutions be adopted:

"**RESOLVED**, to approve the grant of options to Mordechai (Moty) Ben-Arie and Zohar Gilon, directors of the Company, to purchase 30,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), as long as each such director continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001."

"**RESOLVED**, to approve the grant of options to Rony Ross and Dan Barnea, external directors of the Company, to purchase 30,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), as long as each such director continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001, contingent upon an appropriate amendment to the applicable regulations issued pursuant to the Israeli Companies Law."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the resolutions approving the grant of options to Rony Ross, Dan Barnea, Mordechai (Moty) Ben-Arie and Zohar Gilon.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 4 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE 45,000 ORDINARY SHARES TO ZOHAR ZISAPEL

By action of the Company's Board of Directors and Audit Committee, Zohar Zisapel, a director of the Company, was granted options to purchase 45,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), provided that he continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001.

It is proposed that at the Meeting the following resolution be adopted:

"**RESOLVED**, to approve the grant of options to Zohar Zisapel, the Chairman of the Board of Directors of the Company, to purchase 45,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), provided that he continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for approval thereof. If Zohar Zisapel and Yehuda Zisapel, existing directors of the Company, who together own approximately 32% of the Ordinary Shares, are deemed to be controlling shareholders, a special majority vote will be required for approval of this matter. In such event, the affirmative vote of the Ordinary Shares must include at least one-third (1/3) of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent (1%) of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in this matter. The failure to so indicate shall be deemed an indication that the shareholder does not have such a personal interest. Under the Companies Law, a "personal interest" of a shareholder includes an interest of any member of the shareholder's immediate family (or spouses thereof), or an interest of a company with respect to which the shareholder (or such family member thereof) owns at least five percent (5%) of the shares, has the right to appoint a director or the Chief Executive Officer, or serves as a director or the Chief Executive Officer.

The Board of Directors recommends a vote FOR approval of this proposed matter.

ITEM 5 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE 120,000 ORDINARY SHARES TO ARNON TOUSIA - COHEN

By action of the Company's Board of Directors and Audit Committee, Arnon Tousia - Cohen, a director of the Company and the Company's Chief Executive Officer, was granted options to purchase 120,000 Ordinary Shares, pursuant to the Company's 2001 Share Option Plan, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), provided that he continues to be employed by the Company, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001.

It is proposed that at the Meeting the following resolution be adopted:

"**RESOLVED**, to approve the grant of options to Arnon Tousia - Cohen, a director of the Company, to purchase 120,000 Ordinary Shares, pursuant to the Company's 2001 Share Option Plan, which shall vest in three (3) equal annual installments (commencing January 1, 2003 through January 1, 2005), provided that he continues to be employed by the Company, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on December 31, 2001."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the resolution approving the grant of options to directors.

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

ITEM 4 - REVIEW OF THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 will be presented to the shareholders for review and discussion. This item will not involve a vote of the shareholders.

ITEM 5 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

A Toussia-Cohen

Arnon Toussia-Cohen
Chief Executive Officer

Dated: August 5, 2002

RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2002

Strategic U.S. Data Over Cellular and Voice Over Packet Markets Showing Signs of Recovery

TEL-AVIV, Israel-July 22, 2002

Results of the Second Quarter
Revenues for the second quarter of 2002 were $3,097,000, compared to $4,132,000 for the second quarter of 2001. The Company's gross margin for the quarter was 66%, compared to 57% for the second quarter of 2001 (excluding writeoffs as detailed in the Company's 2001 reports).

Operating loss for the quarter was $(1,554,000). Operating loss for the second quarter of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports, was $(2,692,000), while reported operating loss for the second quarter of 2001 was $(4,063,000).

Net loss for the second quarter was $(1,488,000), or $(0.14) per ordinary share. Net loss for the first quarter of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports, was $(2,487,000), or $(0.24) per ordinary share, while reported net loss for the second quarter of 2001 was $(4,450,000), or $(0.42) per ordinary share.

Results of the First Half
Revenues for the first six months of 2002 were $7,502,000, compared to $9,196,000 for the first half of 2001. The Company's gross margin for the period improved to 66%, compared to 60% for the first half of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports.

Operating loss for the first half was $(2,908,000). Operating loss for the first six months of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports, was $(5,521,000), while reported operating loss for the first half of 2001 was $(8,358,000).

Net loss for the first six months was $(2,779,000), or $(0.26) per ordinary share. Net loss for the first half of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports, was $(5,061,000), or $(0.48) per ordinary share, while reported net loss for the first half of 2001 was $(8,490,000), or $(0.81) per ordinary share.

Comments of Management

Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "Despite early signs of stabilization in our markets, telecom capex budgets remain tight, and our second quarter sales were lower than we had forecast. Nevertheless, a number of strategic sales made during the quarter give us confidence regarding the long-term potential of our products and strategic direction. Especially encouraging were the purchase of our cutting-edge MegaSim™, a stress solution for SIP products and networks, to a strategic customer in the Far East, and the selection of our UMTS testing solution by a cellular operator.

"One of our top priorities is to collaborate in the areas of technology and marketing with other companies in the test equipment industry. We are actively pursuing one of more potential relationships of this nature.

Mr. Toussia-Cohen concluded, "For the short term, we continue to conserve cash, and to search out the cost saving opportunities that exist in today's environment. These efforts have delivered a further increase in efficiency across the Company. We are also proud of the gross margin improvement. For the long-term, we are confident regarding our products, channels, and strategies, and believe that we are well positioned to benefit when our markets recover."

A teleconference to discuss the quarter will be held on Tuesday, July 23, 2002, at 9:00 a.m. EDT. A live broadcast is available through the Company's website, http://www.radcom-inc.com/.

About RADCOM

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The Company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words ``estimate," ``project," ``intend," ``expect, "believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit™ including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit™" icon at www.kcsa.com.

RADCOM Ltd.
Consolidated Statements of Operation
(1,000's of U.S. dollars, except for per share data)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
	unaudited	unaudited	unaudited	unaudited
Sales	$ 3,097	$ 4,132	$ 7,502	$ 9,196
Cost of sales (1)	1,049	2,307	2,553	5,058
Gross profit	2,048	1,825	4,949	4,138
Research and development, gross (2)	1,625	2,742	3,382	5,375
Less - royalty-bearing participation	500	680	950	945
Research and development, net	1,125	2,062	2,432	4,430
Sales and marketing (3)	2,041	3,312	4,536	6,636
General and administrative (4)	436	514	889	1,430
Total operating expenses	3,602	5,888	7,857	12,496
Operating loss	(1,554)	(4,063)	(2,908)	(8,358)
Financing income expenses, net (5)	66	(387)	129	(132)
Net loss	(1,488)	(4,450)	(2,779)	(8,490)
Basic loss per ordinary share	$ (0.14)	$ (0.42)	$ (0.26)	$ (0.81)
Weighted average number of ordinary shares (basic)	10,492,050	10,497,521	10,492,050	10,531,855

The results of the six months ended June 30, 2001 include one time charges that total $3,429,000 as follows:
(1) Inventory write-off of $1,041,000; provision for layoff of employees of $275,000.
(2) Impairment of assets of $60,000; provision for layoff of employees of $445,000.
(3) Write-off demo equipment of $115,000; provision for layoff of employees of $240,000.
(4) Provision for bad debts and other of $401,000; provision for layoff of employees of $20,000.
(5) Impairment of investment in marketable securities $592,000.

The results of the three months ended June 30, 2001 include one time charges that total $1,963,000 as follows:
(1) Inventory write-off of $281,000; provision for layoff of employees of $250,000.
(2) Impairment of assets of $60,000; provision for layoff of employees of $535,000.
(3) Provision for layoff of employees of $225,000.
(4) Provision for layoff of employees of $20,000.
(5) Impairment of investment in marketable securities $592,000.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of June 30, 2002 unaudited	As of December 31, 2001 audited
Current Assets		
Cash and cash equivalents	9,990	3,860
Short-term bank deposits	-	6,655
Marketable securities	351	1,825
Trade receivable, net	3,113	3,596
Inventories	2,403	2,652
Other current assets	1,504	1,489
Total Current Assets	17,361	20,077
Property and Equipment		
Cost	10,717	10,534
Less - accumulated depreciation	(7,955)	(7,291)
	2,762	3,243
Total Assets	20,123	23,320
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term bank credit	170	-
Trade payables	1,070	1,263
Other payables and accrued expenses	4,001	4,370
Total Current Liabilities	5,241	5,633
Liability for Employees Severance Pay Benefits	664	761
Total Liabilities	5,905	6,394
Shareholders' Equity		
Share capital	57	57
Additional paid-in capital	38,083	38,012
Accumulated deficit	(23,922)	(21,143)
Total Shareholders' Equity	14,218	16,926
Total Liabilities and Shareholders' Equity	20,123	23,320

Contacts:

RADCOM LTD.
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.co.il

KCSA
Adam J. Rosen
(212) 896-1213
arosen@kcsa.com

RADCOM, Digital Lightwave Announce Partnership Agreement

Tel-Aviv, Israel, July 24, 2002

Agreement covers joint sales, marketing and development initiatives

RADCOM Ltd. (NASDAQ: RDCM), a leading network test and quality management solutions provider, today announced a partnership agreement for technology sharing, marketing, sales and support of RADCOM products with Digital Lightwave, Inc., (NASDAQ: DIGL), a leading provider of optical networking products and technology.

This agreement allows RADCOM to offer its award-winning product portfolio of multitechnology protocol analyzers and performance measurement solutions for IP and wireless convergence networks through a highly qualified and dependable distributor with a significant presence in China, Hong Kong, Singapore and Brazil. The agreement also provides for co-marketing of Digital Lightwave's centralized testing technology with RADCOM's distributed voice quality management system, Omni-Q™.

"This distribution agreement is yet another step in the execution of our strategic plan to further penetrate global markets," said Jim Green, Digital Lightwave's chief operating officer. "In the current environment, both new and existing customers are interested in one-stop-shopping for a comprehensive portfolio of optical products. As a result, we are responding to their needs by partnering with RADCOM to offer solutions that complement our product line and enhance customer value."

"Digital Lightwave is an excellent addition to our global sales channel and we are excited to have them on board," said Arnon Toussia-Cohen, President and CEO, RADCOM. "This agreement extends RADCOM's reach into newly deregulated telecommunications markets and we believe that it will help us to win new customers in these strategic areas.

"We will also work closely with Digital Lightwave to provide smart network monitoring solutions that simplify provisioning and measurement of service level agreements for international markets that include converged service providers and large enterprises."

About Digital Lightwave, Inc.
Digital Lightwave is a leading provider of products and technology for the management of optical networks. These products and technologies are used

by telecommunications service providers and equipment manufacturers to develop, install, maintain, and manage high-performance fiber-optic communication networks. News and information are available at www.lightwave.com.

About RADCOM
RADCOM (www.radcom.com) designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The Company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. Customers include AT&T, Cisco, Ericsson, Lucent, Nokia, Nortel, Motorola, Sprint, British Telecom, Deutsche Telecom and Telstra.

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., product demand and market acceptance, rapid changes in technology, the impact of competitive products, the challenge of managing expenses to changing revenue resulting from changed product demand, the difficulty of the timely completion of restructuring and changed priorities from these and other factors). For more information on risk factors, please refer to RADCOM's SEC filings, including RADCOM's most recent SEC filings on Form 20F and Form 6-K.

RADCOM's Contacts:

Hanan Klainer, VP Sales
RADCOM Ltd.
24 Raoul Wallenberg St.
Tel Aviv 69719, Israel
Tel: (972-3) 645-5055
Fax: (972-3)647-4681
info@radcom.co.il

Larry Scheck, VP Sales
RADCOM Equipment, Inc.
6 Forest Ave.
Paramus, NJ 07652, USA
Tel: (201) 518-0033
Fax: (201) 556-9030
info@radcomusa.com